Exhibit 12.1

S&T Bancorp, Inc.

Computations of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)	Nine Months Ended September 30, 2008	Years Ended December 31,
		2007	2006	2005	2004	2003
Excluding Interest on Deposits

Fixed Charges:
Interest Expense (excluding interest on deposits)	$15,461	$19,580	$18,055	$14,690	$10,258	$15,848
Interest Factor Within Rent Expense	—	—	—	—	—	—

Total Fixed Charges	$15,461	$19,580	$18,055	$14,690	$10,258	$15,848

Earnings:
Income Before Income Taxes	$61,111	$77,771	$74,849	$82,530	$77,359	$72,640
Fixed Charges	15,461	19,580	18,055	14,690	10,258	15,848

Total Earnings	$76,572	$97,351	$92,904	$97,220	$87,617	$88,488

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	4.95	4.97	5.15	6.62	8.54	5.58

Including Interest on Deposits

Fixed Charges:
Interest Expense	$54,945	$99,167	$91,584	$59,514	$40,890	$47,066
Interest Factor Within Rent Expense	—	—	—	—	—	—
Preferred Stock dividends	—	—	—	—	—	—

Total Fixed Charges	$54,945	$99,167	$91,584	$59,514	$40,890	$47,066

Earnings:
Income Before Income Taxes	$61,111	$77,771	$74,849	$82,530	$77,359	$72,640
Fixed Charges	54,945	99,167	91,584	59,514	40,890	47,066

Total Earnings	$116,056	$176,938	$166,433	$142,044	$118,249	$119,706

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	2.11	1.78	1.82	2.39	2.89	2.54